July 10, 2009

By US Mail and Fax (703/813-6985)

Mr. Brian Cascio

Accounting Branch Chief

Securities and Exchange Commission

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549

Re:	Da-Lite Screen Company, Inc. Form 10-K for the fiscal year ended December 26, 2008, filed February 26, 2009 and Form 10-Q for the fiscal quarter ended April 3, 2009 File No. 333-116673

Dear Mr. Cascio:

Set forth below are the responses of Da-Lite Screen Company, Inc. (“Da-Lite” or the “Company”) to the comments of the staff contained in the letter dated June 26, 2009 addressed to Jerry C. Young, Chief Financial Officer of the Company, with respect to the Form 10-K for the fiscal year ended December 26, 2008, filed by the Company on February 26, 2009 (“Form 10-K”) and the Form 10-Q for the fiscal quarter ended April 3, 2009, filed by the Company on May 5, 2009 (“Form 10-Q”). For your convenience, each of the Company’s responses is set forth below, together with the corresponding comment of the staff. Page numbers and other similar references used in the staff’s comments below refer to the Form 10-K or Form 10-Q, as applicable unless otherwise noted.

Capitalized terms used in this letter without definition are used in accordance with their respective meanings as set forth in the Form 10-K or Form 10-Q, as applicable, unless otherwise noted. With respect to the staff’s comments contained in its letter dated June 26, 2009, the Company respectfully responds to the staff’s comments as follows:

Form 10-K for the fiscal year ended December 26, 2008

Critical Accounting Policies Using Significant Estimates, page 21

Revenue Recognition, page 21

DA-LITE SCREEN COMPANY, INC.

3100 NORTH DETROIT STREET

POST OFFICE BOX 137, WARSAW, IN 46581-0137

Phone: 800-622-3737 — 574-267-8101

Toll Free Fax: 877-325-4832 — 574-267-7804

www.da-lite.com — info@da-lite.com

Staff Comment No. 1:

Please tell us and disclose in future filings whether there are any post-shipment obligations with your sales such as installation, training or customer acceptance and how these are considered in your revenue recognition policy.

Company Response:

The Company does not have any post shipment obligations that require any additional disclosure in the revenue recognition policy. The Company will disclose in future filings that there are no post-shipment obligations related to its sales.

Goodwill, page 21

Staff Comment No. 2:

In the interest of providing readers with a better insight into management’s judgments into accounting for goodwill, please tell us and to the extent applicable, disclose the following in future filings:

•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•

Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;

•	How you weight each of the methods used including the basis for that weighting (if multiple approaches are used);

•	A quantitative and qualitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;

•	If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Company Response:

The Company has three components (Da-Lite US, Projecta B.V., and Procolor S.A.S). Based on SFAS 142 Goodwill and Intangibles these three components are also each reporting units as they constitute a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. As disclosed in the 10-K, the Company has two operating segments (US and Europe) as determined under paragraph 10 of SFAS 131, Disclosures About Segments of an Enterprise and Related Information. The Company had goodwill at three reporting units during the fiscal year ended December 26, 2008 (Da-Lite US, Procolor S.A.S, and Projecta BV). The Company’s annual impairment testing date was December 26, 2008. At the December 26, 2008 testing date the Company determined that entire amount of Procolor S.A.S goodwill of $440,000 was impaired.

As a result, an impairment loss was recorded in the consolidated financial statements for the year ended December 26, 2008. The goodwill balance as of December 26, 2008 consisted of $20,440,000 at the Da-Lite US reporting unit and $5,913,000 at the Projecta B.V. reporting unit.

As indicated in the 10-K, the fair value of the reporting units was determined using a combination of market value approach and an income approach using discounted cash flow projections. The market value approach applies a multiplier to the trailing twelve months operating results and deducts outstanding debt net of cash from the resulting amount to arrive at a market value. The market value multiple used in the calculation is reviewed against available data of comparable transactions to determine if the multiple is reasonable. The benefit of this approach is the use of actual historical results as the basis and the change in economic conditions is reflected in the market multiplier utilized.

As indicated in the 10-K, the income approach uses a projection of estimated operating results and cash flows using cash flow projections that reflect current market conditions. The cash flow model is based on our best estimates of future revenues and operating costs. Future revenues are estimated over the period we expect to earn such cash flows, at growth rates consistent with our internal forecasts. The cash flow forecasts are discounted based on our weighted-average cost of capital (WACC) derived through the capital asset pricing model. The primary components of this model include our consideration of the relative weighting of the total asset structure between equity and debt, a cost of capital and a cost of debt based upon estimated rates of return. The benefit of this approach is the recognition of expected operating results and cash flows in the evaluation. These methods were selected because they have been used to evaluate the business in prior transactions and are used whenever there are discussions with outside parties about the valuation of the business.

The fair value of each reporting unit is performed using both methods and each method is given equal weighting in arriving at the fair value of the reporting unit. The fair value of the reporting unit is then compared to the carrying value of equity of the reporting unit to determine if a Step 2 is required.

The annual impairment test for the Procolor S.A.S indicated that the carrying value of the equity was in excess of the fair value of the reporting unit. As a result, Step 2 of the impairment test was performed and it was determined that the implied fair value of the goodwill was less than the carrying value of goodwill and the entire amount of the goodwill ($440,000) was impaired.

Both the Da-Lite US and Projecta B.V. reporting units had a fair value significantly in excess of the carrying value of equity at the annual impairment test date of December 26, 2008 and no Step 2 impairment test was required. Hypothetical decreases of 10%, and 20%, in the fair value of the reporting units would have no impact on the goodwill impairment analysis at December 26, 2008

There have been no significant changes in the methodologies used to determine the fair value of the reporting units and the assumptions are updated at each testing date. The cash flow projections used in the Company’s analysis reflect the expected reductions in revenue and cash flows as a result of the current economic conditions. The current economic conditions were also considered in the evaluation of market multiples used in the analysis.

The Company will enhance future disclosures to include key assumptions and methodologies, as discussed above, that were included in the goodwill analysis. Please refer to Appendix A for the proposed language.

Consolidated Financial Statements

Note 6, Goodwill, page 38

Staff Comment No. 3:

We see that goodwill comprises approximately 32% of your assets at December 26, 2008. We also note that revenues and net income continued to decline in the first quarter of 2009 due to decreases in volume, a slowdown in the economy, declining demand from the rental and staging markets and increased competition from imports and larger plasma screens. Please tell us how you considered these factors in determining whether goodwill was impaired at December 26, 2008. In addition, tell us whether these items are indicators of potential impairment that would require you to perform a goodwill impairment analysis subsequent to December 26, 2008.

Company Response:

As noted in the response to comment #2, the Company performed its annual impairment test at December 26, 2008 using a combination of the market value approach and the income approach evenly. The underlying data and assumptions used in our annual impairment test included the affects of the current economic conditions. The income approach used to value the reporting units took into account the reduction in sales, net income, and cash flows that have occurred over the past year and the anticipated impact of economic slowdown and decreasing demand in the cash flow projections. In addition, the discount rates applied using the income-based approach reflect the decline in availability of debt and the increase in market risk premiums. As a result of the recent and projected declines in cash flows from the Procolor S.A.S reporting unit, the carrying value was in excess of the fair value and a Step 2 analysis was performed. The Step 2 analysis resulted in a carrying value of goodwill in excess of the implied value of goodwill and as a result the entire amount of goodwill related to the Procolor S.A.S reporting unit was impaired.

The Company considered the economic environment during the 2009 first quarter and did not believe that any impairment indicators existed in accordance with FASB Statement No. 142 paragraph 28 which would cause the Company to perform a goodwill impairment test in the first quarter of 2009. While the Da-Lite US reporting unit’s 2009 first quarter earnings were lower than the comparative 2008 prior year quarter, the 2009 first quarter earnings and cash flow increased when compared to the Company’s 2008 fourth quarter. Projecta B.V.’s 2009 first quarter earnings were lower than the comparative 2008 prior year quarter but the Company believes the cash projections used in the December 26, 2008 annual impairment test are still appropriate and consider the relevant economic factors. The Company evaluated the actual results, cash flow projections and market multiples and determined there was no change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount.

Both the Da-Lite US and Projecta B.V. reporting units had a fair value significantly in excess of the carrying value of equity at the annual impairment test date of December 26, 2008 and no Step 2 impairment test was required. Hypothetical decreases of 10%, and 20%, in the fair value of the reporting units would have no impact on the goodwill impairment analysis at December 26, 2008.

The Company will continue to evaluate its goodwill in accordance with the provisions of FASB Statement No. 142 during the Company’s 2009 second quarter to determine if a goodwill impairment test is needed between the Company’s annual impairment tests.

Item 9A. Controls and Procedures, page 41

Staff Comment No. 4:

We note your disclosure that your principal executive and principal financial officers concluded that disclosure controls and procedures were “effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in SEC rules and forms.” The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. Please remove the defining language in your future filings or revise the disclosure so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set for the in Rule 13a-15(e).

Company Response:

The modified disclosure will be included in applicable future filings of the Company. Please refer to Appendix A for the proposed language.

Staff Comment No. 5:

We note your statement that “the disclosure controls and procedures are designed to only provide reasonable assurance of achieving the desired control objectives.” Please revise future filings to state clearly, if true, your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section 11.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports. SEC Release No. 33-8238. Available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Company Response:

The modified disclosure will be included in applicable future filings of the Company. Please refer to Appendix A for the proposed language.

Exhibits 31.1 and 31.2

Staff Comment No. 6:

We note that you omitted the language in paragraph 4 of Item 601(b)(31)(i) of Regulation S-K that refers to internal control over financial reporting. Please file an abbreviated amendment to the Form 10-K that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

Company Response:

The Company is filing an Amendment No. 1 to the Form 10-K in accordance with Staff Comment No. 6 concurrently herewith.

Staff Comment No. 7:

We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, including any amendment, the identification of the certifying individual at the beginning of each certification should be revised so as not to include such individual’s title.

Company Response:

The Company will revise future certifications required by Exchange Act Rule 13a-14(a) to exclude from the opening sentence the titles of the certifying individuals.

Form 10-Q for the fiscal quarter ended April 3, 2009

Exhibits 31.1 and 31.2

Staff Comment No. 8:

We note that you omitted the language in paragraph 4 of Item 601(b)(31)(i) of Regulation S-K that refers to internal control over financial reporting. Please file an abbreviated amendment to the Form 10-Q that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

Company Response:

The Company is filing an Amendment No. 1 to the Form 10-Q in accordance with Staff Comment No. 8 concurrently herewith.

Staff Comment No. 9:

We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, including any amendment, the identification of the certifying individual at the beginning of each certification should be revised so as not to include such individual’s title.

Company Response:

The Company will revise future certifications required by Exchange Act Rule 13a-14(a) to exclude from the opening sentence the titles of the certifying individuals.

In connection with our response to the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this letter responds to all of the comments raised. If the staff wishes to discuss any of the foregoing, please call me at (574) 372-1310.

Very truly yours,

Jerry C. Young

Enclosure

Appendix A:

Comment #2

The following proposed language would be included in future filings in our critical accounting policies to address the considerations in Comment #2:

Goodwill represents the excess of purchase price over the fair value of identifiable net assets acquired. The Company applies the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, and management tests goodwill for impairment to determine whether its carrying value exceeds its implied fair value at least annually or more frequently if events or circumstances indicate that the carrying amount of goodwill may be impaired. Recoverability of goodwill is measured by a comparison of the carrying value to the fair value. If the carrying amount exceeds its fair value, an impairment charge is recognized to the extent that the implied fair value exceeds its carrying value. The Company has three reporting units (Da-Lite US, Procolor S.A.S., and Projecta BV). The Company’s annual impairment testing date was December 26, 2008.

The implied fair value of goodwill is the residual fair value, if any, after allocating the fair value to all of the assets (recognized and unrecognized) and all of the liabilities. The Company estimates fair value using a combination of market value approach and an income approach using discounted cash flow projections. These valuations are based on assumptions and estimates including projected future cash flows, discount rates, and determination of appropriate market comparable. The fair value of each reporting unit is performed using both methods and each method is given equal weighting in arriving at the fair value of the reporting unit.

The income approach projections uses management’s best estimates of economic and market conditions over the projected period including growth rates in sales, costs, estimates of future expected changes in operating margins and cash expenditures. Changes in the market value and cash flow projections of the Company could have a significant impact on whether or not goodwill is impaired and the amount of the impairment. Fair value estimates are made at a specific point in time, based on the relevant information. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others: a significant decline in our expected future cash flows; a significant adverse change in the business climate; unanticipated competition, and slower growth rates. Any adverse change in these factors could have a significant impact on the recoverability of these assets and could have a material impact on our consolidated financial statements.

Both the Da-Lite US and Projecta B.V. reporting units had a fair value significantly in excess of the carrying value of equity at the annual impairment test date of December 26, 2008 and no Step 2 impairment test was required. Hypothetical decreases of 10%, and 20%, in the fair value of the reporting units would have no impact on the goodwill impairment analysis at December 26, 2008.

Comment #4 and #5

The following proposed language would be included in future filings to address the considerations in Comment #4 and #5. The changes from prior filings are indicated in italics in the second sentence below:

Evaluation of Disclosure Controls and Procedures. Based on the evaluation required by Rule 15d-15(e) under the Securities Exchange Act of 1934, the principal executive officer and principal financial officer of the Da-Lite have concluded that the Company’s disclosure controls and procedures (as defined in Rule 15d-15(e)) as of the end of the period covered by this report were effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in SEC rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.